Exhibit 12
                        AMERICAN AIRLINES, INC.
           Computation of Ratio of Earnings to Fixed Charges
                             (in millions)

                                                Three Months Ended March 31,
                                                  2004            2003
Earnings (loss):
 Loss before income taxes                        $  (182)         $(1,032)

 Add: Total fixed charges (per below)                368              385

 Less: Interest capitalized                           17               18
  Total earnings (loss) before income taxes     $    169         $   (665)

Fixed charges:
 Interest                                       $    160         $    150

 Portion of rental expense representative of
  the interest factor                                206              233

 Amortization of debt expense                          2                2
  Total fixed charges                           $    368         $    385

Coverage deficiency                             $    199         $  1,050

Note:As  of  March 31, 2004, American has guaranteed approximately
     $1.3 billion of AMR's unsecured debt and approximately $484 million of AMR Eagle's secured debt. The impact of these unconditional guarantees is not included in the above computation.